UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2022

Commission File Number: 001-40566
TABOOLA.COM LTD.
(Exact name of registrant as specified in its charter)
16 Madison Square West 7th Floor
New York, NY 10010
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	☒

EXPLANATORY NOTE

Taboola.com Ltd. (the “Company”) announced the results of the Company’s Annual General Meeting of Shareholders (the “Meeting”), which was held online via live audio webcast at 4 p.m. (Israel time) / 9 a.m. (Eastern time) on June 14, 2022.

At the Meeting, the Company’s shareholders voted upon and approved, by the requisite majority in accordance with the Israel Companies Law, 5759-1999 and the Company’s articles of association, the following matters: (i) the re-election of three Class I directors, and (ii) the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, all as set forth in the Company’s Notice of Annual General Meeting of Shareholders, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on May 10, 2022.

The number of votes cast for or against and the number of abstentions and broker non-votes, as applicable, in connection with each matter presented for shareholder consideration at the Meeting, are set forth below:

Proposal 1: Re-election of three Class I directors

	For	Against	Abstain	Broker Non-Votes
Erez Shachar	111,782,775	11,896,771	78,012	0
Deirdre Bigley	112,956,827	10,746,386	54,345	0
Lynda Clarizio	108,795,305	14,907,042	55,211	0

Proposal 2: Re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders

For	Against	Abstain	Broker Non-Votes
119,286,837	4,402,168	68,553	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TABOOLA.COM LTD.

	By:	/s/ Stephen Walker
		Name:	Stephen Walker
		Title:	Chief Financial Officer

Date: June 15, 2022